

Isegoria, Inc., DBA Sovren. (the "Company") a Wyoming Corporation

Compiled Financial Statements (unaudited) and
Disclosure Notes.

Years ended December 31, 2023,2022, 2021 & 2020

Financial Statements   Page

January 16th, 2025

We are providing this letter in connection with compiled financial statements and notes for Isegoria Inc., (the "Company") as of December 31, 2023, 2022, 2021 and 2020, and the related statements of operations, shareholders' equity/(deficit), and cash flows and the related notes (collectively referred to as the financial statements) for the year ending December 31, 2023 to December 31, 2020 We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material if there is a substantial likelihood that they would be viewed by a reasonable investor as having significantly altered the "total mix" of information made available. An item that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of January 16th, 2024, the following representations made.

1) The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles and include all disclosures necessary for such fair presentation and disclosures required to be included therein by the laws and regulations to which the Company is subject.

2) There have been no communications from the SEC or other regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

3) There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

4) We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

5) We have no knowledge of any fraud or suspected fraud affecting the Company involving:

   a) Management,

   b) Employees who have significant roles in internal control over financial reporting, or

   c) Others where the fraud could have a material effect on the financial statements.

6) We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements received in communications from employees, former employees, analysts, regulators, or others.

7) The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

8) The following have been properly accounted for and adequately disclosed in the financial statements:

   a) Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties.

   b) Guarantees, whether written or oral, under which the Company is contingently liable.

   c) Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties*.

9) There are no:

   a) Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   b) Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB ASC 450, Contingencies.

   c) Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC 450, Contingencies.

   d) Side agreements, implicit provisions, unstated customary business practices, or other arrangements (either written or oral) that affect the amount or timing of revenue reported in the financial statements and have not been disclosed to you.

10) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

11) The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

12) The Company has appropriately reconciled its general ledger accounts to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. All intracompany (and intercompany) accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

13) We have identified all accounting estimates that could be material to the financial statements, including the key factors and significant assumptions underlying those estimates, and we believe the estimates and assumptions are reasonable in the circumstances.

14) Receivables recorded in the financial statements represent valid claims against debtors for sales or other charges arising on or before the balance-sheet dates and have been reduced to their estimated net realizable value.

15) Note 11 to the financial statements discloses all of the matters of which we are aware that are relevant to the company's ability to continue as a going concern, including significant conditions and events, and management's plans.

16) We have reviewed long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances have indicated that the carrying amount of assets might not be recoverable and have appropriately recorded the adjustment.

17) We believe that all material expenditures that have been deferred to future periods will be recoverable.

18) We have evaluated our software development expenses in accordance with ASC 985 and have determined that the technological feasibility of our platform has been met, resulting in capitalization of such costs during the years starting 2020..

no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Ben Swann, Chief Executive Officer



Patrick J. Devereaux (Jan 23, 2025 10:58 EST)

Patrick Devereaux, Chief Financial Officer

Isegoria Inc., DBA Sovren
BALANCE SHEETS
As of December31, 2020, 2021,2022, & 2023

	2023	2022	2021	2020
Assets				
Current Assets:				
Cash and Cash Equivalents	$ 1,633	$ 610,428	$ 698	$ 56,248
Total Current Assets	1,633	610,428	698	56,248
Property, Plant and Equipment, net	310,419	334,335	210,372	-
Total Non-current Assets	310,419	334,335	210,372	-
Total Assets	$ 312,052	$ 944,763	$ 211,070	$ 56,248
Liabilities and Shareholders' Equity				
Liabilities:				
Current Liabilities:				
Accounts Payable	$ 163,082	$ 576,343	$ 779,148	$ 197,206
Safe Investments	-	-	535,307	418,254
Total Current Liabilities	163,082	576,343	1,314,455	615,461
Long-Term Liabilities				
Notes Payable	-	-	-	-
Total Long-term Liabilities	-	-		
Total Liabilities	163,082	576,343	1,314,455	615,461
Shareholder's Equity				
Common Stock, Voting (2,328,217 shares authorized,				
$.0001 par value 1,571,117 and 1,000,000 issued December 31,2022-2023 and 2020-2021, respectively)	157	157	100	100
Common Stock, Non-Voting (112,538 shares authorized,				
$.0001 par value 112,538 and 0 issued December 31,2022-2023 and 2020-2021, respectively)	12	12	-	-
Preferred Stock, Class A (605,680 shares authorized,				
$.0001 par value 605,680 and 0 issued Dece,ber 31, 2022-2023 and 2020-2021, respectively)	61	61	-	-
Preferred Stock, Class B (151,420 shares authorized,				
$.0001 par value 151,420 and 0 issued Dece,ber 31, 2022-2023 and 2020-2021, respectively)	15	15	-	-
Additional Paid in Capital	3,035,318	3,035,318		-
Retained Deficit	(2,886,594)	(2,667,143)	(1,103,485)	(559,313)
Total Shareholders' Equity	148,970	368,420	(1,103,385)	(559,213)
Total Liabilities and Shareholders' Equity	$ 312,052	$ 944,763	$ 211,070	$ 56,248

See accompanying Notes to the Financial Statements

Isegoria Inc., DBA Sovren
STATEMENTS OF OPERATIONS
For the calendar years ended December 31st, 2020 through December 31, 2023

	2023	2022	2021	2020
Revenues	$ 235,820	$ 5,471	$ -	$ -
Cost of revenues	229,079	522,326	462,913	470,132
Gross profit (loss)	6,741	(516,855)	(462,913)	(470,132)
Operating expenses:				
General and Administrative	156,850	898,839	7,698	1,039
Amortization	67,841	61,566	35,062	-
Advertising and Marketing	1,500	45,300	-	-
Interest Expense	-	-	-	3,000
Legal and Professional Fees	-	41,098	38,500	2,700
Total operating expenses	226,191	1,046,803	81,260	6,739
Operating Loss	(219,451)	(1,563,658)	(544,172)	(476,871)
Pretax Loss	(219,451)	(1,563,658)	(544,172)	(476,871)
(Provision)/benefit for income taxes	-	-	-	-
Net Income/(loss)	(219,451)	(1,563,658)	(544,172)	(476,871)
Other Comprehensive Income				
Adjustments to Comprehensive Income	-	-	-	-
Total Other Comprehensive Income/(Loss)	-	-	-	-
Total Comprehensive Net Loss	(219,451)	(1,563,658)	(544,172)	(476,871)
Earnings Per Share:				
Basic	$ (0)	$ (1)	$ (1)	$ (0)
Diuted	$ (0)	$ (1)	$ (1)	$ (0)
Dhares used in computing Per Share				
Basic	2,450,755	2,450,755	1,000,000	1,000,000
Diuted	2,450,755	2,450,755	1,000,000	1,000,000

See accompanying Notes to the Financial Statements

Isegoria Inc., DBA Sovren
STATEMENTS OF SHAREHOLDERS' EQUITY/(DEFICIT)
For the Periods then ended December 31st, 2020, through December 31st 2023

	LLC Membership		Common Stock Voting		Common Stock Non-Voting		Class A Preferred Stock		Class B Preferred Stock		Additional Paid-in Capital	Retained Deficit	Total Shareholders'
	# Units	$ at	# Shares	$ at	# Shares	$ at	# Shares	$ at	# Shares	$ at			
January 1st, 2020													
Starting Accumulated Deficit and Capital											-	(82,442)	(82,442)
Starting Membership Units	1,000	-			-	-	-	-	-	-	-	-	-
Corporate Entity Conversion	(1,000)	-	1,000,000	100	-	-	-	-	-	-	-	-	100
2020 Net Combined Comprehensive Income/(Loss)												(476,871)	(476,871)
Balance as of December 31, 2020	-	$ -	1,000,000	$ 100	-	$ -	-	$ -	-	$ -	$ -	(559,313)	(559,213)
2021 Consolidated Net Comprehensive Income/(Loss)												(544,172)	(544,172)
Balance as of December 31, 2021	-	$ -	1,000,000	$ 100	-	$ -	-	$ -	-	$ -	$ -	$ (1,103,485)	(1,103,385)
2022 Issued shares													
Executive Stock Issurances	-	-	750,000	75	122,538	12	-	-	-	-	87	-	87
Stock Reclassification	-	-	(178,883)	(18)	-	-	-	-	-	-	-	-	-
Wefunder SAFE Conversions	-	-	-	-	-	-	360,604	36	90,151	9	535,262	-	535,307
Stock purchase agreements	-	-	-	-	-	-	245,076	25	61,269	6	2,499,969	-	2,500,000
2022 Consolidated Net Comprehensive Income/(Loss)												(1,563,658)	(1,563,658)
Balance as of December 31, 2022	-	$ -	1,571,117	$ 157	122,538	$ 12	605,680	$ 61	151,420	$ 15	$ 3,035,318	$ (2,667,143)	368,351
2023 Issued shares	-	-	-		-		-		-		-		
2023 Consolidated Net Comprehensive Income/(Loss)	-	-										(219,451)	(219,451)
Balance as of December 31, 2023	-	$ -	1,571,117	$ 157	122,538	$ 12	605,680	$ 61	151,420	$ 15	$ 3,035,318	$ (2,886,594)	148,901

See accompanying Notes to the Financial Statements

Isegoria Inc., DBA Sovren
STATEMENTS OF CASH FLOWS
For the Periods then ended December 31st, 2020 through December 31st 2023

	2023	2022	2021	2020
Cash flows from Operating Activities				
Net loss	$ (219,451)	$ (1,563,658)	(544,172)	(476,871)
Add back:				
Stock Compensation/Entity Conversion		87		100
Amortization	67,841	61,566	35,062	-
Adjustments to reconcile Net Income to net cash used in operations				
Net increase/(decrease) in Accounts Payable	(413,260)	(202,805)	581,942	178,204
Net cash used in Operating Activities	(564,870)	(1,704,810)	72,831	(298,567)
Cash flows from Investing Activities				
Net (increase)/decrease in Property, Plant and Equipment	(43,925)	(185,529)	(245,434)	-
Net cash provided by Investing Activities	(43,925)	(185,529)	(245,434)	-
Cash flows from Financing Activities				
Net increase/(decrease) in SAFE Investments	-	(535,307)	117,053	353,254
Proceeds from the Issuance of Stock	-	3,035,376	-	-
Net cash provided by Financing Activities	-	2,500,069	117,053	353,254
Net change in Cash and Cash Equivalents	(608,795)	609,730	(55,550)	54,688
Cash and Cash equivalents at the beginning of period	610,428	698	56,248	1,560
Cash and Cash equivalents at the end of period	$ 1,633	$ 610,428	$ 698	$ 56,248
Supplemental disclosure of Cash Flow information				
Cash paid for interest	$ -	$ -	$ -	$ 3,000
Cash paid for taxes		-	-	

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Isegoria Inc.,("the Company") is a corporation formed under the laws of the State of Wyoming. The Company was originally organized as a Domestic Limited Liability Company located in Georgia, on September 12th, 2018, though was converted to a Domestic Profit Corporation on March 12th, 2020. The Company intends to derive revenue from hosting 3rd party digital video content.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31st. The Company has no interest in variable interest entities.

USE OF ESTIMATES

The preparation of the financial statements requires management to make judgements, estimates, and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities.

CASH & CASH EQUIVALENTS

Cash and Cash equivalents include all cash balances, and highly liquid investments with near term (less than 3 months) maturities from the date of acquisition.

PROPERTY AND EQUIPMENT

The Company capitalizes long-lived assets with an original price of $2,500 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less any nominal amount deemed reasonably necessary to account for salvage value.

SELLING, GENERAL, AND ADMINISTRATIVE

Selling, general, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

INCOME TAXES

The Company is subject to Corporate income and state income taxes in the state(s) if does business. A deferred tax asset as a result of the net operating loss (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the previously enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

REVENUE RECOGNITION

The Company adopted ASC 606, Revenue from Contracts with supplies and customers, as of March 2021. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps:

(i) identify the contract(s) with a customer,
(ii) identify the performance obligations in the contract,
(iii) determine the transaction price,
(iv) allocate the transaction price to the performance obligations in the contract and
(v) recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

ADVERTISING EXPENSES

The Company expenses advertising costs as they are incurred.

ORGANIZATIONAL COSTS

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

SOFTWARE DEVELOPMENT COSTS AND AMORTIZATION

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expenses until technological feasibility is established. With the Company's current technology, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model.

Up until 2020, the Company expensed 100 percent of the development costs in research and development. In 2020, the Company delivered a working model that could be monetized. The Company routinely evaluates both the technological feasibility and the estimate of development costs, payroll expenses and data subscription expenses utilized in this calculation.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company has evaluated the effect that the updated standard will have on its financial statements and related disclosures. The Company has adopted this standard.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company has adopted this standard.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

NOTE 3 - SOFTWARE DEVELOPMENT COSTS

As discussed above, the Company has capitalized its software development costs ("SDCs") during this start-up period. The Company then amortizes the SDCs over their estimated useful life of five years. The Company amortizes technologically feasible internally-developed software over a 5 year period. The Company has recorded amortization expense in the calendar years ending December 31, 2023, 2022, 2021, and 20220 as $67,841, $61,566, $35,062, and $0, respectively.

The Company monitors the carrying value of the SDCs for impairment. As of December 31, 2023 the Company has not yet recorded any impairment of the SDCs.

NOTE 4 - DEBT

FUTURE EQUITY OBLIGATIONS

During the period ending December 31,2019 and in 2020, the Company entered into multiple SAFE agreements (Simple Agreement for Future Equity) with a third parties. The SAFE agreements have no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company at a 45% discount.

Per the terms of the SAFE Agreements entered into, if there is an equity financing before the expiration or termination of this instrument, the Company will automatically issue to the

Investor a number of shares of the Company's common equity equal to the purchase amount divided by the discount price.

If there is a liquidity event before the expiration or termination of the SAFE Agreement, the Investor will receive at its option (i) a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of common equity equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. Thereafter the SAFE Agreement will terminate.

In connection with a cash payment through a liquidity event, if there are not enough funds to pay the Investor and holders of other similar agreements for future equity (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash Out Investors in proportion to their purchase amounts, and the Cash-Out Investors will automatically receive the number of shares of common equity equal to the remaining unpaid purchase amount divided by the liquidity price.

On April 8, 2022, the Company secured series funding in the amount of $2,500.000, per and addition to the purchase agreement, multiple new classes of shares were issued through written consents and modifications to the By-laws. All of the outstanding SAFE Agreements were then converted to Class A and B Preferred shares, in the amounts of 360,604 Class A Preferred and 90,151 Class B.

NOTE 5 – CONTINGENCIES, COMPLIANCE LAWS, AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 6 – MEMBER'S EQUITY

The company was an LLC as of December 31, 2019. Profits and losses are allocated to each member based on their pro-rata investment percentage. In February 2020, the Company converted to a C Corporation, 1 million shares of common stock were authorized and issued to the CEO. It was then relocated to Wyoming, and additional shares were issued and new share types were created. (see note 7)

NOTE 7 – SHAREHOLDERS' EQUITY

Stock Split

Upon converting to a Corporation in February 2020, the Company had issued 1,000,000 Common Shares in a transaction to dissolve the LLC membership, and transfer ownership into the Corporation. The Membership of 1,000 no class membership units underwent a forward split with a 1,000x multiplier.

On April 8th, 2022, the Company via consent of the Board of Directors, issued forward stock split with a 3.207 multiplier converting the existing no class shares into Common Stock Voting and Non-voting, Preferred Class A, and Preferred Class B.

Common Stock

The Company has 2 classes of Common Stock. Each Common Stock share with voting rights are entitled to one vote per share. Each Common Stock Non-voting share has no voting rights. There was a liquidity event on April 8th, 2022, and per the change in by-laws the company authorized 2,328,217 Common Shares par value $.0001 with voting, and 122,538 $.0001 paw value Common Shares Non-voting.

The Company has authorized 2,328,217 $.0001 par value shares of Common Stock with voting. Of the Common Stock with Voting shares, the Company has issued and outstanding 1,571,117, 1,571,117, 1,000,000, and 1,000,000 shares as of December 31, 2023, 2022, 2021, and 2020, respectively.

Additionally, the Company has authorized 122,538 $.0001 par value Common Stock without Voting and has issued and outstanding 122,538 and 122,538, 0, 0 shares as of December 31, 2023, 2022, 2021, and 2020, respectively.

Preferred Stock

The Company has 2 Classes of Preferred Stock, Class A and B. During the liquidity event on April 8th, 2022, the Company authorized 605,680 $.0001 par value Class A Preferred shares and 151,420 $.0001 par value Class B Preferred shares. Prior to this event, there were no Preferred Shares issued or authorized. The Company has 605,680 Preferred Class A shares issued as of December 31st, 2023 and 2022. There are no issuances of this class prior. The Company has 122,538 Preferred Class B shares as of December 31st, 2023 and 2022, respectively. There are no issuances of this class prior.

Preferred shares have additional rights related to conversion, dividend preferences, liquidation preferences, voting rights, anti-dilution protections, redemption rights, and protective provisions on additional stock issuances by the Company.

Preferred Stock Share Votes

Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which their Preferred Stock is convertible as of the record date for determining stockholders entitled to vote.

Preferred Stock Conversion

The number of Common Stock shares received upon conversion is determined by dividing the **Original Issue Price** of the Preferred Stock by the **Conversion Price** at the time of conversion. The initial **Conversion Price** for each series of Preferred Stock equals its **Original Issue Price**, subject to adjustments for certain events like stock splits, issuances below market value, or other corporate actions.

Class A Preferred Stock converts into **10% of the fully diluted capitalization of the corporation** at the time of conversion. This includes outstanding shares, convertible securities, options, and warrants.

Preferred Stock Dividend Preferences

Preferred Stock have priority over Common Stock, Dividends on preferred stock must be declared, paid, or set aside before any dividends on other classes or series of capital stock (except for stock dividends paid in Common Stock). Preferred stockholders are entitled to a dividend per share calculated as follows:

a) If the dividend is on a class or series convertible into Common Stock, the dividend on Preferred Stock is equal to the **product** of:
    a. The dividend per share of the convertible class or series (calculated as if converted into Common Stock).
    b. The number of shares of Common Stock issuable upon conversion of a share of Preferred Stock.
b) or dividends on non-convertible stock, the dividend on Preferred Stock is proportional to the dividend on the non-convertible stock, based on their original issuance prices.
c) If the company declares multiple dividends on different classes or series of stock on the same date, preferred shareholders are entitled to the highest calculated dividend amount across those classes or series.
d) If dividends are paid on Common Stock or other classes simultaneously, preferred shareholders receive an equivalent distribution based on their conversion rights.

Preferred Stock Liquidation Preferences

In the event of any liquidation, dissolution, or winding up of the corporation (voluntary or involuntary), the holders of preferred stock are entitled to receive a payout before any distribution is made to common stockholders. Certain other corporate actions are also treated as liquidation events, including:

a) A merger or consolidation resulting in the corporation not holding a majority of voting power.
b) Sale, lease, transfer, or other disposition of all or substantially all of the corporation's assets.

Preferred Stock priority distribution payouts are the amount per share defined as the greater of:

a) **One times the Original Issue Price**, plus any declared but unpaid dividends.
b) The amount that would be payable if all preferred shares had been converted into common stock.

If the corporation's assets are insufficient to pay the full liquidation amount to preferred shareholders, the distribution will be made **proportionally** among the preferred shareholders based on their liquidation rights. After the preferred shareholders receive their liquidation preferences, any remaining assets are distributed among common stockholders on a pro-rata basis0

Preferred Stock Anti-Dilution Protections

a) If the company issues new shares of Common Stock at a price lower than the Conversion Price of the Preferred Stock, the Conversion Price of the Preferred Stock will be adjusted downwards to ensure protection against dilution. The adjustment is calculated using a weighted-average formula.

b) If the company undergoes a stock split or combination, the Conversion Price will be adjusted proportionally. This ensures that the value of the Preferred Stock remains unchanged relative to the Common Stock.

c) If the company issues dividends or other distributions in Common Stock, the Conversion Price will be adjusted to reflect the new number of shares outstanding.

d) Class A Preferred Stock is explicitly protected from dilution prior to conversion and retains the right to convert into 10% of the fully diluted capitalization of the corporation at the time of conversion.

e) Class B Preferred Stock has specific adjustments tied to its Conversion Price based on the issuance of new shares.

f) If the company issues options or convertible securities at a price lower than the current Conversion Price, these are treated as "Additional Shares" for determining the adjustment to the Conversion Price.

Preferred Stock Redemption Rights

Preferred Stock have automatic redemption rights upon acquisitions, any shares of Preferred Stock that are redeemed or otherwise acquired by the corporation will be automatically canceled and retired immediately. These shares cannot be reissued, sold, or transferred. Once the shares are redeemed, the corporation and its subsidiaries lose all rights previously granted to the holders of the Preferred Stock.

Preferred Stock additional Issuance Preferences

Purchasers of Class B Preferred Stock have an option to purchase an additional 150,000 shares of Class B Preferred Stock at $10.00 per share. This right is tied to a condition that the initial purchase of 50,000 shares must be completed, and the right is held by investors in proportion to their initial holdings. Certain issuances of additional shares, including those for options or convertible securities under specific exemptions, do not trigger adjustments to the conversion price of the Preferred Stock. Preferred shareholders may have rights to participate in future issuances to maintain their ownership percentage. These provisions ensure that they are not disproportionately diluted.

NOTE 8 – RELATED PARTY TRANSACTIONS

In 2023, the Company generated $234,997 in revenue from the CEO's wholly owned operation Truth in Media via cost sharing agreements. The Company had the following Accounts Payable due to a Illumnine, a Company owned by the CFO, in the amounts of $160,029.25, $575,289.63, $778,093.90, and $170.703.31 for the periods December 31, 2023, 2022, 2021, and 2020, respectively.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. The Company has currently slowed operations as there is no further capital to continue development and marketing. Management is currently working on methods to raise capital and continue operations, the CEO has invested capital to continue operations and cover hosting costs.

NOTE 10 – RISKS AND UNCERTAINTIES

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

NOTE 11 – GOING CONCERN

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

As of December 31st, 2023, the Company had not yet achieved profitable operations and expects to incur further losses in the development of its business. As reflected in the accompanying financial statements, the Company had a Stockholders' Deficit as December 31st, 2023 of

($2,886,594). This factor among others raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate profitable future operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however, there is no assurance of additional funding being available.

ISE Compiled FS for December 31st 2023 with Notes and Management Rep Letter 01-16-2025

Final Audit Report   2025-01-24

Created:	2025-01-16
By:	Patrick Devereaux (pdevereaux.nh@gmail.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAATAiy16nL1_aO6bPJzhnT_y5B8XWMZEWy

"ISE Compiled FS for December 31st 2023 with Notes and Management Rep Letter 01-16-2025" History

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